UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OMNICOMM SYSTEMS, INC.

(Name of issuer)

Common Stock, par value $.001 per share

(Title of class of securities)

68212 U 10 4

(CUSIP number)

December 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68212 U 10 4
(1)	Name of reporting person I.R.S. Identification nos. of above persons (entities only) Fernando Montero not applicable
(2)	Check the appropriate box if a member of a group* (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,790,000 shares of Common Stock
(6) Shared voting power 6,008,411 shares of Common Stock
(7) Sole dispositive power 1,790,000 shares of Common Stock
(8) Shared dispositive power 6,008,411 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 7,798,411
(10)	Check box if aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person IN

SCHEDULE 13G

Cusip No. 68212 U 10 4

Item 1	(a).	Name of Issuer

OmniComm Systems, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

2101 West Commercial Blvd, Suite 3500, Ft. Lauderdale, FL 33309

Item 2(a) and 2(b).		Name of Person Filing and Address of Principal Business Office or, if none, Residence

This Schedule 13G is being filed by Fernando Montero (the “Reporting Person”), with an address of 2665 South Bayshore Drive, Suite 715, Miami, Florida 33133 (“Montero”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)., .

Item 2	(c).	Citizenship

Montero is a citizen of the United States.

Item 2	(d).	Title of Class of Securities

Common Stock, $.001 par value per share (“Common Stock”)

Item 2	(e).	CUSIP No.

68212 U 10 4

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not Applicable

SCHEDULE 13G

Cusip No. 68212 U 10 4

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Montero is president, director and sole shareholder of Mentor Capital Corporation (“Mentor Capital ”). Mentor Capital is the fund manager for Atlantic Balanced Fund (“ABF”) having voting and dispositive control of the shares in OmniComm Systems, Inc. held by ABF and therefore Montero may be deemed to beneficially own the shares held by ABF. Montero also has voting and dispositive control of the shares in OmniComm Systems, Inc. held by Atlantic Security Bank (“ASB”) and therefore may be deemed to beneficially own the shares held by ASB. The Reporting Person may be deemed to beneficially own an aggregate of 7,798,411 shares of the Common Stock (as described below), which constitute approximately 8.7% of the outstanding shares of the Common Stock, based on 85,507,699 shares of the Common Stock outstanding as of November 14, 2009 according to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Commission on November 15, 2010, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

(a) Amount Beneficially Owned: 7,798,411 shares of Common Stock of which (i) 1,215,000 shares of Common Stock held and directly owned by Montero on the Date of Event Which Requires Filing of this Statement, (ii) 575,000 shares of Common Stock issuable upon exercise of options currently exercisable held and directly owned by Montero on the Date of Event Which Requires Filing of this Statement, (iii) 2,508,411 shares of Common Stock are held and directly owned by ABF on the Date of Event Which Requires Filing of this Statement, (iv) 1,100,000 shares of Common Stock issuable upon exercise of warrants currently exercisable held and directly owned by ABF on the Date of Event Which Requires Filing of this Statement, (v) 400,000 shares of Common Stock issuable upon conversion of notes currently convertible held and directly owned by ABF on the Date of Event Which Requires Filing of this Statement, and (vi) 2,000,000 shares of Common Stock held and directly owned by ASB.

(b) Percent of Class: 8.7% on the Date of Event Which Requires Filing of this Statement

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,790,000 shares

(ii) Shared power to vote or to direct the vote

6,008,411 shares

(iii) Sole power to dispose or to direct the disposition of

1,790,000 shares

(iv) Shared power to dispose or to direct the disposition of

6,008,411 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

Cusip No. 68212 U 10 4

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011

/s/ Fernando Montero
Fernando Montero